NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

November 18, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamill and Joe McCann

Re:	NLS Pharmaceutics Ltd. Registration Statement on Form F-3 Filed October 23, 2024 File No. 333-282788

Dear Ms. Hamill and Mr. McCann:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of November 1, 2024, regarding the above referenced registration statement on Form F-3. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form F-3 (“Amendment No. 1”).

General

1.	We note that on July 29, 2024 you entered into a binding term sheet with respect to a merger with Kadimastem Ltd (the “Transaction”), subject to, among other things, entry into a definitive agreement and approval by NLS and Kadimastem stockholders. We also note that your Report on Form 6-K filed on July 30, 2024 indicates that a definitive agreement was expected to be executed in September 2024 with an expected Transaction closing before December 31, 2024. Please tell us, and revise the registration statement to disclose, the current status of the Transaction. Also, please provide us an analysis of whether pro forma financial statements and financial statements of Kadimastem are required. Refer to Rule 11-01 and Rule 3-05 of Regulation S-X.

Response: In response to the Staff’s comment, we have included an update on the status of the Transaction in Amendment No. 1. In addition, we have incorporated pro forma financial statements and financial statements of Kadimastem, in compliance with Rule 11-01 and Rule 3-05 of Regulation S-X, as well as provided appropriate disclosures relating to Kadimastem’s business.

* * *

Lauren Hamill and Joe McCann

Securities and Exchange Commission

November 18, 2024

If you have any questions or require additional information, please call our attorneys, Ron Ben-Bassat at (212) 660-5003 or Howard E. Berkenblit at (617) 338-2979.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

cc:	Ron Ben-Bassat Howard Berkenblit